October 2, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Lilyanna Peyser
James Giugliano
Theresa Brillant

Re:	DoorDash, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted September 10, 2020
CIK No. 0001792789

Ladies and Gentlemen:

On behalf of our client, DoorDash, Inc. (“DoorDash” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 21, 2020, relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 submitted to the Commission on September 10, 2020 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Draft Registration Statement (“Draft Amendment No. 4”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Draft Amendment No. 4 and a copy marked to show all changes from the version confidentially submitted on September 10, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on September 10, 2020), all page references herein correspond to the page of Draft Amendment No. 4.

Securities and Exchange Commission

October 2, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Attractive Cohort Trends

“Adjusted sales and marketing and promotions spend normalizes…”, page 101

1.

Please revise the graphics entitled “Adjusted Sales & Marketing Spend as a % of Marketplace GOV” and “Contribution Profit (Loss) as a percentage of Marketplace GOV” to include Year 1 data for your 2016 cohort, or disclose why it is not appropriate to do so.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has revised and added further disclosure on pages 5, 111 and 112 to address the Staff’s comment.

Why Dashers Win With DoorDash, page 155

2.

We note your amended disclosure that “[a]ccording to a 2020 Kantar survey [you] commissioned, Dashers range in age from 18 to 55 and over and 45% are women.” Because you commissioned this survey, please file the consent required by Rule 436 and Section 7 of the Securities Act.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the survey data gathered by Kantar does not meet the conditions of Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), and Kantar is not an “expert” under Rule 436. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. The Company submits that Kantar is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that Kantar should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The underlying survey data gathered by Kantar and used in the Draft Registration Statement was not prepared in connection with the Registration Statement. As a result of the foregoing, the Company submits that Kantar is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

*****

Securities and Exchange Commission

October 2, 2020

Please direct any questions regarding the Company’s responses or Draft Amendment No. 4 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Tony Xu, DoorDash, Inc.

Prabir Adarkar, DoorDash, Inc.

Keith D. Yandell, DoorDash, Inc.

Tia A. Sherringham, DoorDash, Inc.

Brian E. Brown, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Heidi E. Mayon, Goodwin Procter LLP

Sarah B. Axtell, Goodwin Procter LLP